 NEW YORK COMMUNITY BANCORP, INC.
615 MERRICK AVENUE, WESTBURY, NY 11590
516-683-4570 ● Fax # 516-683-8344 ● www.myNYCB.com

Thomas R. Cangemi
Senior Executive Vice President
& Chief Financial Officer

August 1, 2011

Via EDGAR

Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           New York Community Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 (Filed March 1, 2011)
Form 10-Q for Fiscal Quarter Ended March 31, 2011(Filed May 10, 2011)
Form 8-K filed July 21, 2011
File No. 001-31565

Dear Ms. Hunsaker:

New York Community Bancorp, Inc. respectfully requests an extension until Wednesday, August 31, 2011 to respond to the Staff’s comment letter dated July 29, 2011 and received by us today with respect to the above referenced filings.

Please contact the undersigned at (516) 683-4014 if you have any questions.

Sincerely,

/s/ Thomas R. Cangemi
Thomas R. Cangemi
Senior Executive Vice President and
   Chief Financial Officer